Dear {firstname},

I truly appreciate your interest in what we do at CODAworx; you know all too well that this business is my favorite topic of conversation! It has been incredibly gratifying to work alongside creative professionals to help the public art industry grow and flourish.

I am writing to tell you that, in a few weeks, CODAworx will officially launch an **equity crowdfunding campaign** to inaugurate a major new data information initiative that should have a significant impact on this industry. Our goal is to raise $400,000 from the CODAworx community, along with friends and family, with investment opportunities starting at $100. Currently, we are in the **quiet phase** of this campaign, and are in the process of collecting investment commitments before the official launch in a few weeks.

Wefunder is the equity crowdfunding platform we are working with, and I've shared my vision via a video on our Wefunder page. Whether you want to consider an advance commitment or not, it will help you understand why I am in love with what we do here at CODAworx! I invite you to take a peek and consider a small investment to aid us in developing the data and information needed to grow this important business sector.

Wefunder.com/codaworx

Equity crowdfunding allows us to engage more people in the value of public art. We want to spread the word about what public art can do for communities and businesses. In addition to the investors we will reach through the Wefunder platform, along with family and friends, the coolest thing about this campaign is that equity crowdfunding has the unique benefit of turning our engaged and active members into owners, who then become ambassadors for the company.

With thanks for your friendship **and** your support of outrageously amazing public art,

Toni

P.S. Equity crowdfunding is a relatively new SEC-regulated way of raising money; if you want to learn more about this unique fundraising approach, here is an article from Forbes that explains the process.